Exhibit 99.1

Copa Holdings Announces Monthly Traffic Statistics For May 2019

PANAMA CITY, June 13, 2019 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for May 2019:

Operating Data	May	May	% Change	FY	FY	% Change
	2019	2018	(YOY)	2019	2018	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	2,085.2	2,186.1	-4.6%	10,517.4	10,574.5	-0.5%
RPM (mm) (2)	1,796.3	1,844.2	-2.6%	8,837.7	8,780.0	0.7%
Load Factor (3)	86.1%	84.4%	1.8p.p.	84.0%	83.0%	1.0p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of May 2019, Copa Holdings' system-wide passenger traffic (RPMs) decreased 2.6% year over year, while capacity (ASMs) decreased 4.6%. As a result, system load factor for the month was 86.1%, 1.8 percentage points higher than May 2018.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 81 destinations in 33 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 104 aircraft: 6 Boeing 737 MAX9s, 82 Boeing 737NGs aircraft and 16 Embraer-190s. For more information visit www.copa.com.

CPA-G

CONTACT: Raúl Pascual – Panamá
Director – Investor Relations
011 (507) 304-2774